United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale updates copper and nickel all-in cost guidance

Rio de Janeiro, October 30th, 2025 – Vale S.A. (“Vale”) announces an update to its 2025 copper and nickel all-in cost estimates, reflecting strong operational performance and higher-than-expected gold by-product prices. All other estimates previously disclosed by the Company remain unchanged.

All-in cost estimates:

US$/t	2025 new	2025 previous
All-in copper cost[1]	1,000-1,500	1,500-2,000
All-in nickel cost	13,000-14,000	14,000-15,500

(1) Based on a gold price range of US$3,500/troy ounce to US$4,100/troy ounce for 4Q25.

The Company reiterates that these estimates disclosed today, as with others previously disclosed, are hypothetical and do not constitute a performance guarantee by Vale or its management. They are subject to market conditions beyond Vale’s control and, therefore, may be subject to further changes. In due course, the Company will refile item 3 of its Reference Form, within the timeframe established by CVM Resolution No. 80/2022.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: Pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 30, 2025		Director of Investor Relations